Mr. Andrew Guggenhime
Senior Vice President and Chief Financial Officer
Facet Biotech Corporation
1400 Seaport Boulevard
Redwood City, California 94063

**Re: Facet Biotech Corporation (formerly Biotech Spinco, Inc.)
          Amendment no. 3 to Form 10-12B filed November 7, 2008
          File No. 1-34154**

 Dear Mr. Guggenhime:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10

Exhibit 99.1 – Information Statement

   Strategic Collaborations and Licensing Agreements, pages 51-53

   1. Please provide a detailed analysis why each of the six agreements described on
      pages 52-53 under "Licensing and Other Agreements" is significant but not
      material. If a reasoned analysis of non-materiality can be provided, the discussion
      under this subheading should be revised to reinstate the caveats you included in
      the prior amendment pertaining to non-expectation of material revenue from these
      agreements. Otherwise, as previously requested, please revise the discussion to

Mr. Andrew Guggenhime
Facet Biotech Corporation
November 18, 2008

        provide specific information about the terms of the agreements discussed in this
        section.

2. Similarly, please expand the discussion to describe fully the agreements with
   Human Genome Sciences, Inc., EKR, and GMN which you have filed as exhibits
   and for which confidential treatment has been requested.

*   *   *

<u>General</u>

       As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Mr. Andrew Guggenhime
Facet Biotech Corporation
November 18, 2008

You may contact James Peklenk at (202) 551-3661 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: J. Howard Clowes, Esq.
    DLA Piper US LLP
    153 Townsend Street, Suite 800
    San Francisco, California 94107-1957